PRICER


06018545

Interim Report
January - September 2006

- **Net sales of SEK 296.2M (202.6), an increase of 46 percent**
- **Earnings after tax of SEK -35.6M (-30.3)**
- **Earnings per share of SEK -0.04 (-0.04)**
- **Orders received SEK 232.6M (252.3)**
- **Gross margin 20 (20) percent**
- **Operating result of SEK -32.6M (-36.3), an improvement of 10 percent**
- **Liquid funds of SEK 27.0M (89.8)**

- **Pricer acquired the competitor Eldat Communication Ltd, Israel and undertakes a reorganization to realize synergies**
- **Metro Cash & Carry signed a frame agreement worth about SEK 75M for Pricer's new ESL generation**

Significant events after the end of the period

- **Franprix in France signed a contract for Pricer systems worth SEK 6M**

Operations

The acquisition of Eldat Communication Ltd was successfully completed on August 14. This strengthens Pricer's position as the leading provider of advanced Electronic Shelf Label systems for retailers. It brings Pricer's global market share above 60 percent and further accelerates the company's ambitions in the industry. Pricer acquired 100 percent of the shares in Eldat and in exchange issued 261.8 million shares (Class B) giving the owners of Eldat 25.8 percent ownership of Pricer. The value of the transaction was about SEK 250M. The operations of Eldat are included from the date of completion of the transaction (August 14) i e for six weeks in this report. In connection with the completion of the transaction reorganization has taken place in order to realize synergies. The two operations in France have merged and the combined resources within product development are expected to lead to more efficient use of these resources.

Orders received in the third quarter amounted to SEK 43.4M (62.2) and consisted mainly of orders from Metro Cash & Carry in Germany and complementary orders from the retail chain Carrefour in France. Orders during the nine-month period amounted to SEK 232.6M (252.3).

The order book at the end of September 2006 amounted to approximately SEK 84M (197). The most significant orders are from Leclerc and Carrefour in France and Pricer's partner Ishida in Japan. The majority of Pricer's orders are in USD and EUR.

At the end of the third quarter, Pricer systems, including systems from the subsidiary Eldat, were installed in more than 3 000 stores around the world, the majority in Japan, France and Germany.

The market and market activities

In Pricer's view the ESL market trend is positive. The signals from Pricer's prioritised geographical markets are distinct and a number of retail chains have either initiated projects or taken decisions to include ESL as an operational tool in their automation processes.

Metro Cash & Carry decided in August to upgrade to Pricer's new ESL generation and signed a frame agreement for approximately SEK 75M over three years. During 2006 deliveries for about SEK 20M are expected based on this agreement. The intention is to replace the Pricer system that was installed in all German Cash & Carry stores from 1997. The agreement also includes installations in France and Portugal.

Pricer has been chosen as supplier to complete the ESL system roll out of Carrefour's remaining corporately owned hypermarkets in France after successful deployments in 2004 and 2005. The agreement is worth SEK 120M for more than 70 hypermarkets in France. The installations commenced in February and will be completed during the year. Deliveries to the retail chain Leclerc in France continue as part of an agreement worth about SEK 23M during 2006.

Deliveries to Japan have accelerated in the third quarter of 2006 as compared to the second quarter. However, there is no major roll-out ongoing, as in the previous year and volume is not in line with 2005 or expectations. The underlying demand, however, of ESL systems in Japan continues to be stable.

In the US, feedback from a couple of pilot installations continues to be promising. For one of them, installations in two stores will take place towards the end of this year and more stores are expected in 2007. For another customer, decision for a roll-out is expected before the end of the year.

Net sales and result

During the third quarter net sales amounted to SEK 125.9M (99.3) and for the nine-month period to SEK 296.2M (202.6), equivalent of an increase of 32 percent excluding consolidated sales from Eldat of SEK 29.3M in the period. Deliveries during the quarter were primarily to customers in France; Carrefour and Leclerc along with Ishida in Japan and Metro in Germany. For the subsidiary Eldat deliveries occurred primarily to Teraoka, the distributor of Eldat in Japan and Casino in France.

Gross profit amounted to SEK 31.0M (16.7) and the gross margin was 25 (17) percent for the quarter. Gross profit for the nine-month period was SEK 58.9M (39.7) and the gross margin was 20 (20) percent. The improved gross margin compared to the second quarter is attributable to lower cost of products resulting from product development, mix of markets and sale of products from the subsidiary Eldat.

Operating expenses increased to SEK 28.3M (24.1) for the quarter and SEK 91.5M (76.0) for the nine-month period through expansion in most areas. Expenses have decreased by SEK 3.3M as compared to the second quarter as a result of lower utilisation of external consultants in product development and lower activities during the vacation period. On the other hand this effect is offset by the consolidation of expenses in Eldat amounting to SEK 5.2M in the period.

The operating result amounted to SEK 2.7M (-7.4) for the quarter, which is the first profitable quarter for Pricer, and amounted to SEK -32.6M (-36.3) for the nine-month period.

Net financial items amounted to SEK -1.2M (-0.3) for the quarter and SEK -3.0M (6.2) for the nine-month period and consisted of currency differences on liquid funds. During 2005 significant exchange gains were incurred.

The net result was SEK 1.5M (-7.7) for the quarter and accumulated SEK -35.6M (-30.3) during 2006.

Net sales and operating result, SEK M

	Jul-Sep 2006	Jul-Sep 2005	Jan-Sep 2006	Jan-Sep 2005
Net sales	125.9	99.3	296.2	202.6
Cost of goods sold	-94.9	-82.6	-237.3	-162.9
Gross profit	31.0	16.7	58.9	39.7
Gross margin	25%	17%	20%	20%
Expenses	-28.3	-24.1	-91.5	-76.0
Operating result	2.7	-7.4	-32.6	-36.3

Financial position

Cash flow from operating activities amounted to SEK -23.9M (-44.8) for the third quarter and SEK -50.1M (-47.5) for the nine-month period. The build up of working capital has continued in the third quarter. Working capital at September 30, 2006 amounted to SEK 103.3M (51.8), which is an increase of SEK 43.4M from June 30 of SEK 59.9M and includes working capital in the subsidiary Eldat of SEK 14.1M. Inventories have increased due to delays in certain customer projects and increased inventory of certain key components with very long delivery lead times to improve availability to customers. Increased receivables are explained by the increased business volume.

Cash flow from investing activities amounted to SEK 4.4M (-0.8) in the third quarter and SEK -8.4M (-5.2) in the nine-month period. It consisted of the acquired cash position of Eldat ("negative" investment), lower investments of equipment and expenses related to the acquisition.

Cash flow from financing activities amounted to SEK 17.2M (2.4) in the third quarter as well as in the nine-month period. It consisted of an increase in bank credit facilities both in Sweden and in Israel. In order to secure Pricer's continued payment capacity a short term bank credit facility of SEK 30M was obtained in August. At the end of September SEK 10M were drawn upon from this facility and in October an additional SEK 10M were utilised. The working capital in Eldat is funded through local short term bank credit facilities amounting to the equivalent of SEK 30M, almost fully utilised.

Liquid funds at September 30, 2006 were SEK 27.0M (89.8).

The financial position of Pricer is expected to improve as a consequence of larger volumes and synergies from the acquisition of Eldat. The improved cash flow assumes that the business develops according to plan and that existing credit facilities are maintained. Pricer is currently exploring measures to secure access to liquid funds if the expected improved cash flow is achieved only at a later stage.

Eldat is consolidated in the Pricer Group as of August 14, 2006 and the new 261.8 million shares for the acquisition of Eldat has increased the total number of shares in Pricer to 1,016 million shares.

Capital expenditure

Total capital expenditures, net, were SEK -4.4M (0.8) for the quarter and accumulated SEK 8.4M (5.2). Investments in the period consist of the acquired cash position of Eldat ("negative" investment) partly offset by purchases of production tools, computers and office equipment and legal fees and expenses related to the acquisition of Eldat.

Employees

The average number of employees for the nine-month period was 103 (101), including 7 (0) at Eldat (average, 40 employees from August 14, 2006) and 32 (45) at Appulse and PIER. The number of employees as of September 30, 2006 was 112 (112), including 40 (0) at Eldat and 0 (50) at Appulse and PIER. It should be noted that Eldat was acquired on August 14 and Appulse was divested on June 30, 2006.

Accounting principles

Pricer follows the IFRS standards adopted by EU and interpretations thereof (IFRIC). This interim report is issued in accordance with IAS 34 Interim reporting. Accounting principles and accounting methods are unchanged as compared to the annual report of last year.

Acquisition of Eldat Communication Ltd

On August 14, 2006 Pricer AB acquired 100 percent of the shares in Eldat Communication Ltd and paid through 261 800 000 newly issued Class B shares in Pricer AB. Eldat is an Israeli company active in the same ESL-business as Pricer. Eldat is consolidated in the Pricer Group as at the acquisition date and has thereby contributed to the consolidated income statement from August 14, 2006.

The net assets of Eldat at the date of acquisition:

SEK thousands	Accounted value of Eldat before the acquisition on August 14, 2006	Accounted value of Eldat in the Pricer Group on the date of the acquisition on August 14, 2006
Material fixed assets	1 606	1 606
Financial fixed assets	405	405
Inventory	29 863	29 863
Trade receivables and other receivables	38 549	38 549
Liquid funds	6 647	6 647
Interest bearing liabilities	-20 953	-20 953
Trade payables and other liabilities	-59 429	-59 429
Net identified assets and liabilities	-3 312	-3 312
	0	0
Goodwill		270 087
Purchase price, issue in kind		-266 775
Net identified assets and liabilities		-3 312
		0
Purchase price, cash *)		-12 829
Liquid funds (acquired)		6 647
Net cash outflow		6 182

*) Attributable to fees for legal and other services in connection with the transaction amounting to SEK 12,829T.

The purchase price is assessed through valuation of the newly issued shares based on the share price of Pricer at the date of the acquisition, hence 261 800 000 at SEK 0.97. Goodwill from the acquisition is the residual amount after identified immaterial assets. It consists of the value of the established distribution channels in Japan and Europe and synergies in the form of more efficient sales- and production processes. In addition the purchase price is also attributable to the technical competence and experience of the personnel. The final purchase price allocation may be adjusted as the year end accounts 2006 are being compiled.

If the acquisition had taken place at December 31, 2005, Eldat would have contributed with SEK 109.7M in revenue with a gross margin of 24 percent and an operating loss of SEK 5.9M to the Pricer consolidated accounts during January-September 2006.

Significant events after the end of the reporting period

Franprix, a French supermarket chain, has ordered 25 additional stores to be deployed with Pricer ESL before year end 2006. The contract is worth SEK 6M and will be implemented by Pricer's distributor Toshiba.

Sarjel is an independent holding company operating 80 supermarkets under the banner Franprix. It has selected the new Pricer Continuum ESL supported by the C^2 Platform. Pricer's ESL system has previously been installed in a first wave of 15 Franprix supermarkets in late 2005 by Toshiba. There are 580 supermarkets under the Franprix banner in France.

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and a solid interest from several major retail chains. Evaluations and negotiations with a number of chains are continuously ongoing.

Margins are expected to continue to improve during the coming months through reduced product costs as well as realised synergies from the acquisition of Eldat. Pricer Group is expected to show profit and thereby positive cash flow in 2007.

Next reporting date

The year end report for January - December 2006 will be published February 15, 2007.

Sollentuna, November 9, 2006
Pricer AB (publ)

Jan Forssjö
President and CEO

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

***Pricer** offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.*

Offering the most complete ESL solution Pricer has over 3000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2006	Q 3 2005	9 month 2006	9 month 2005	Full year 2005
Net sales	**125,9**	**99,3**	**296,2**	**202,6**	**325,8**
Cost of goods sold	-94,9	-82,6	-237,3	-162,9	-261,1
Gross profit	**31,0**	**16,7**	**58,9**	**39,7**	**64,7**
Selling and administrative expenses	-20,6	-15,6	-63,8	-50,3	-70,8
Research and development expenses	-7,7	-8,5	-27,7	-25,7	-37,4
Operating result	**2,7**	**-7,4**	**-32,6**	**-36,3**	**-43,5**
Net financial items	-1,2	-0,3	-3,0	6,2	7,3
Result before tax	**1,5**	**-7,7**	**-35,6**	**-30,1**	**-36,2**
Tax on result for the period	0,0	0,0	0,0	-0,2	-0,2
Net result for the period	**1,5**	**-7,7**	**-35,6**	**-30,3**	**-36,4**
Attributable to:					
Equity holders of the Parent Company	1,7	-5,3	-34,2	-28,0	-33,0
Minority interest	-0,2	-2,4	-1,4	-2,3	-3,4
Net result for the period	**1,5**	**-7,7**	**-35,6**	**-30,3**	**-36,4**

Earnings per share, number of shares	**Q 3 2006**	**Q 3 2005**	**9 month 2006**	**9 month 2005**	**Full year 2005**
Earnings per share before dilution, SEK	0,01	-0,01	-0,04	-0,04	-0,05
Earnings per share after dilution, SEK	0,01	-0,01	-0,04	-0,04	-0,05
Number of shares, millions	882,3	754,3	786,3	661,0	684,3
Number of shares after dilution, millions	882,3	754,3	786,3	661,0	684,3

NET SALES BY GEOGRAPHICAL MARKET **Amounts in SEK M**	**Q 3 2006**	**Q 3 2005**	**9 month 2006**	**9 month 2005**	**Full year 2005**
Nordic Countries	3,6	0,8	9,2	5,5	8,3
Rest of Europe	75,9	50,4	198,9	83,7	169,0
Asia	39,9	44,3	77,6	101,3	134,1
Rest of the world	6,5	3,8	10,5	12,1	14,4
Total net sales	**125,9**	**99,3**	**296,2**	**202,6**	**325,8**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2006-09-30	2005-09-30	2005-12-31
Intangible fixed assets	275,8	9,2	7,7
Tangible fixed assets	9,3	9,0	8,1
Financial fixed assets	0,3	0,0	-
Total fixed assets	**285,4**	**18,2**	**15,8**
Inventories	66,3	27,4	14,9
Current receivables	172,7	109,6	128,2
Cash and cash equivalents	27,0	89,8	69,5
Total current assets	**266**	**226,8**	**212,6**
TOTAL ASSETS	**551,4**	**245,0**	**228,4**
Equity			
Shareholders' equity	**368,3**	**152,8**	**149,2**
Equity, minority interest	**-0,2**	**4,0**	**2,9**
Total equity	**368,1**	**156,8**	**152,1**
Long-term liabilities	9,4	3,0	2,0
Current liabilities	173,9	85,2	74,3
Total liabilities	**183,3**	**88,2**	**76,3**
TOTAL EQUITY AND LIABILITIES	**551,4**	**245,0**	**228,4**
Pledged assets	34,7	38,6	34,6
Contingent liabilities	1,1	4,0	1,3
Shareholders' equity per share, SEK	0,36	0,20	0,20
Shareholders' equity, SEK, after dilution	0,36	0,20	0,20

CHANGE IN EQUITY

	Jan-Sept	Jan-Sept	Full year
Amounts in SEK M	**2006**	**2005**	**2005**
Equity at start of period	**152,1**	**92,9**	**92,9**
New share issue	253,9	91,1	91,1
Translation difference	-1,2	-1,5	-0,1
Shareholder contribution, minority	0,4	4,6	4,6
Change in minority interest	-1,5	-	-
Net result for the period	-35,6	-30,3	-36,4
Equity at end of period	**368,1**	**156,8**	**152,1**
Attributable to:			
- Equity holders of the Parent Company	368,3	152,8	149,2
- Minority interest	-0,2	4,0	2,9
Total	**368,1**	**156,8**	**152,1**

82-4723

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2006	Q 3 2005	9 month 2006	9 month 2005	Full year 2005
Net result after financial items	1,5	-7,6	-35,6	-30,1	-36,2
Adjustment for non-cash items	3,8	0,4	9,4	1,0	0,8
Paid tax	-0,1	0,0	-0,5	-0,2	-0,2
Change in working capital	-29,1	-37,6	-23,4	-18,2	-33,8
Cash flow from operating activities	**-23,9**	**-44,8**	**-50,1**	**-47,5**	**-69,4**
Cash flow from investing activities	**4,4**	**-0,8**	**-8,4**	**-5,2**	**-4,4**
Cash flow from financing activities	**17,2**	**2,4**	**17,2**	**95,2**	**95,2**
Cash flow for the period	**-2,3**	**-43,2**	**-41,3**	**42,5**	**21,4**
Cash and cash equivalents at start of period	**29,0**	**130,8**	**69,5**	**42,5**	**42,5**
Exchange rate difference in cash and cash equivalents	0,3	2,2	-1,2	4,8	5,6
Cash and cash equivalents at end of period 1)	**27,0**	**89,8**	**27,0**	**89,8**	**69,5**
Unutilised bank overdraft facilities	0,0	2,9	0,0	2,9	2,9
Disposable funds at end of period	**27,0**	**92,7**	**27,0**	**92,7**	**72,4**
1) Whereof blocked accounts	1,1	4,0	1,1	4,0	1,3

KEY RATIOS, GROUP

Amounts in SEK M	Q 3 2006	Q 2 2006	Q 1 2006	Q 4 2005	Q 3 2005
Order entry	43,4	29,6	160,0	26,8	62,2
Order entry - moving 4 quarters	259,8	278,6	387,5	279,1	284,8
Net sales	125,9	102,8	67,5	123,2	99,3
Net sales - moving 4 quarters	419,4	392,8	342,7	325,8	266,4
Operating result	4,9	-14,3	-21,0	-7,2	-7,2
Operating result - moving 4 quarters	-37,6	-49,7	-50,1	-43,5	-46,6
Result for the period	1,5	-15,2	-21,9	-6,1	-7,6
Cash flow from operating activities	-24,2	-14,6	-11,7	-21,6	-44,8
Cash flow from op.activities - moving 4 quarters	-72,1	-92,7	-83,8	-69,1	-51,7
Number of employees, end of period	112	73	124	112	112
Equity ratio	67%	54%	61%	67%	64%


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